UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

BAYTEX ENERGY CORP.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

07317Q105
(CUSIP)

June 20, 2023
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Rocky Creek Resources, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 40,491,996
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 40,491,996

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,491,996
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.7%(1)
12.	Type of Reporting Person (See Instructions) PN

(1) Calculated based on 545,553,272 shares of the Issuer’s common stock (“Common Shares”) outstanding as of May 8, 2023, as reported in the Registration Statement on Form F-4 filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2023, as amended, and declared effective on May 18, 2023, as increased by 311,369,607 Common Shares issued on June 20, 2023 in connection with the merger between the Issuer and Ranger Oil Corporation.

1.	Names of Reporting Persons JSTX Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 128,399,999
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 128,399,999

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,399,999
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.98%(1)
12.	Type of Reporting Person (See Instructions) PN

(1) Calculated based on 545,553,272 shares of the Common Shares outstanding as of May 8, 2023, as reported in the Registration Statement on Form F-4 filed with the SEC on April 7, 2023, as amended, and declared effective on May 18, 2023, as increased by 311,369,607 Common Shares issued on June 20, 2023 in connection with the merger between the Issuer and Ranger Oil Corporation.

13.	Names of Reporting Persons Juniper Capital II GP, L.P.
14.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
15.	SEC Use Only
16.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	17.	Sole Voting Power 0
	18.	Shared Voting Power 40,491,996
	19.	Sole Dispositive Power 0
	20.	Shared Dispositive Power 40,491,996

21.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,491,996
22.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
23.	Percent of Class Represented by Amount in Row (9) 4.7%(1)
24.	Type of Reporting Person (See Instructions) PN

(1) Calculated based on 545,553,272 shares of the Common Shares outstanding as of May 8, 2023, as reported in the Registration Statement on Form F-4 filed with the SEC on April 7, 2023, as amended, and declared effective on May 18, 2023, as increased by 311,369,607 Common Shares issued on June 20, 2023 in connection with the merger between the Issuer and Ranger Oil Corporation.

1.	Names of Reporting Persons Juniper Capital III GP, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 128,399,999
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 128,399,999

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,399,999
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.98%(1)
12.	Type of Reporting Person (See Instructions) PN

(1) Calculated based on 545,553,272 shares of the Common Shares outstanding as of May 8, 2023, as reported in the Registration Statement on Form F-4 filed with the SEC on April 7, 2023, as amended, and declared effective on May 18, 2023, as increased by 311,369,607 Common Shares issued on June 20, 2023 in connection with the merger between the Issuer and Ranger Oil Corporation.

1.	Names of Reporting Persons Juniper Capital Advisors, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 168,891,995
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 168,891,995

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 168,891,995
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.7%(1)
12.	Type of Reporting Person (See Instructions) PN; IA

(1) Calculated based on 545,553,272 shares of the Common Shares outstanding as of May 8, 2023, as reported in the Registration Statement on Form F-4 filed with the SEC on April 7, 2023, as amended, and declared effective on May 18, 2023, as increased by 311,369,607 Common Shares issued on June 20, 2023 in connection with the merger between the Issuer and Ranger Oil Corporation.

1.	Names of Reporting Persons Edward Geiser
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 168,891,995
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 168,891,995

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 168,891,995
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.7%(1)
12.	Type of Reporting Person (See Instructions) IN

(1) Calculated based on 545,553,272 shares of the Common Shares outstanding as of May 8, 2023, as reported in the Registration Statement on Form F-4 filed with the SEC on April 7, 2023, as amended, and declared effective on May 18, 2023, as increased by 311,369,607 Common Shares issued on June 20, 2023 in connection with the merger between the Issuer and Ranger Oil Corporation.

Item 1(a).	Name of Issuer:

Baytex Energy Corp. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2800, 520 - 3rd Avenue S.W. Calgary, Alberta T2P 0R3 (587) 952-3000

Item 2(a).	Names of Persons Filing:

This statement is filed by the following entities and persons, referred to as the “Reporting Persons.”
	1.	Rocky Creek Resources, LLC
	2.	JSTX Holdings, LLC
	3.	Juniper Capital II GP, L.P.
	4.	Juniper Capital III GP, L.P.
	5.	Juniper Capital Advisors, L.P.
	6.	Edward Geiser

Item 2(b).	Address of the Principal Business Office or, if None, Residence:

2727 Allen Parkway, Suite 1850 Houston, Texas 77019

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e).	CUSIP Number:

07317Q105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership.
	(a)	Amount beneficially owned:
See responses to Item 9 on each cover page.

(b)	Percent of Class:
See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:
	(i)	Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.
	(ii)	Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.
	(iii)	Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.
	(iv)	Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page.

All percentages of beneficial ownership were calculated based on 545,553,272 shares of the Common Shares outstanding as of May 8, 2023, as reported in the Registration Statement on Form F-4 filed with the SEC on April 7, 2023, as amended, and declared effective on May 18, 2023, as increased by 311,369,607 Common Shares issued on June 20, 2023 in connection with the merger between the Issuer and Ranger Oil Corporation.

40,491,996 Common Shares are directly held by Rocky Creek Resources, LLC (“RCR”). Juniper Capital II, L.P., a Delaware limited partnership and investment fund (“Fund II”), owns a majority of the membership interests in RCR. Juniper Capital II GP, L.P., a Delaware limited partnership (“Fund II GP”), is the sole general partner of Fund II and has dispositive power of the Common Shares. Fund II’s agreement of limited partnership dictates that the disposition of a material interest held by Fund II, such as the investment in the Issuer, must be approved by two of the three members of the Investment Committee of Fund II GP, one of whom must be Edward Geiser. The day to day operations of Fund II are managed by Juniper Capital Advisors, L.P. (“Advisors”), pursuant to a management agreement. Each of Fund II and Fund II GP may be deemed to beneficially own the shares directly held by RCR.

128,399,999 Common Shares are directly held by JSTX Holdings, LLC (“JSTX”), which is owned by Juniper Capital III, L.P., a Delaware limited partnership (“Fund III”), and Juniper Phoenix Partners, L.P., a Delaware limited partnership (“Phoenix”). Juniper Capital III GP, L.P., a Delaware limited partnership (“Fund III GP”), is the sole general partner of each of Fund III and Phoenix and has dispositive power of the Common Shares. Fund III’s agreement of limited partnership dictates that the disposition of a material interest held by Fund III, such as the investment in the Issuer, must be approved by two of the three members of the Investment Committee of Fund III GP, one of whom must be Edward Geiser. Phoenix does not have a separate investment committee, and it is bound by any and all decisions made by the Fund III GP Investment Committee on behalf of Fund III. The day to day operations of Fund III and Phoenix are managed by Advisors, pursuant to a management agreement. Each of Fund III, Phoenix and Fund III GP, may be deemed to beneficially own the shares directly held by JSTX.

Advisors, through separate management agreements, has authority to direct voting and disposition over 168,891,995 Common Shares directly held by RCR and JSTX. Advisors was formed on July 24, 2014, is a registered investment advisor under the Investment Advisers Act of 1940, as amended, and is principally engaged in the business of advising private funds and separate accounts that invest in securities for which it or its subsidiary serves as, direct or indirect, investment manager, including Fund II, Fund III and Phoenix. Advisors is controlled by its general partner, Juniper Capital Advisors GP, LLC. Edward Geiser is the sole member of Juniper Capital Advisors GP, LLC. Each of Advisors and Mr. Geiser may be deemed to beneficially own all of the reported securities.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.

Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2023

Rocky Creek Resources, LLC

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

JSTX Holdings, LLC

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

Juniper Capital II GP, L.P.

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

Juniper Capital III GP, L.P.

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

Juniper Capital Advisors, L.P.

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Executive Managing Director

/s/ Edward Geiser
Edward Geiser

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement is being jointly filed, and all amendments thereto will be jointly filed, by Juniper Capital Advisors, L.P. as the main and designated filer, on behalf of each of the persons and entities named below that is named as a reporting person in such filing. Each of the undersigned is responsible for the timely filing of this Statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: June 20, 2023

Rocky Creek Resources, LLC

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

JSTX Holdings, LLC

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

Juniper Capital II GP, L.P.

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

Juniper Capital III GP, L.P.

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Authorized Person

Juniper Capital Advisors, L.P.

By:	/s/ Edward Geiser
Name:	Edward Geiser
Title:	Executive Managing Director

/s/ Edward Geiser
Edward Geiser